Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:
Compass Bancshares, Inc.
(Commission File No. 001-31272)

Dear Compass Shareholder,
April 2007
On February 16, 2007, BBVA and Compass marked a significant event in the history of both institutions when they reached a transaction agreement that BBVA and Compass believe is in the best interests of Compass and its stockholders. If the transaction agreement is adopted and the transaction becomes effective, Compass will become a wholly-owned subsidiary of BBVA and each outstanding share of Compass common stock you own will be exchanged into the right to receive, at your election, either 2.8 BBVA American Depositary Shares or $71.82 in cash, subject to proration.
Compass will be combined with BBVA USA to become one of the largest banking organizations in terms of deposits and branches in the ‘Sun Belt’ region of the United States, a region that offers superior growth prospects that are an excellent fit with BBVA’s growth strategy. The combined institution will have an unmatched presence in the region and the successful and experienced Compass management team will benefit from the resources of a larger international banking organization that it will have access to as part of BBVA.
As a Compass shareholder, you have the opportunity to become a shareholder of BBVA as part of the proposed transaction between BBVA and Compass. For this reason, it is with great pleasure that we take this opportunity to provide you with a brief overview of the BBVA Group, the key drivers behind its outstanding growth, and a description of BBVA’s ADSs, the instrument offered to Compass shareholders. BBVA is a multinational financial services group which operates in more than 30 countries, with 98,553 employees and 42 million customers.
Like Compass, BBVA is a group that cultivates excellence in the way it conducts its business. As BBVA’s financial results in 2006 show, BBVA is a leader in its industry, with record income attributed to the BBVA group of 4,736 million euros, which represents an increase of 24.4% over 2005, due to high rates of activity in all business areas, a clear indication of high quality and well balanced earnings streams. Earnings per share growth, in our view the finest measure of the quality of a company’s management, was 23.9% in 2006. Similar to Compass, BBVA seeks to combine this attractive growth rate with appropriate shareholder remuneration through dividend payments, which increased by 20% in 2006 and 20.1% in 2005.
Other values shared by both institutions are the strict control of costs, measured by the efficiency ratio, and risk management. BBVA maintained an efficiency ratio of 44% in 2006 (excluding non-recurrent items), ranking it the best in terms of efficiency in its peer group in Europe. With a return on equity of 36.4% in 2006 (excluding non-recurrent items), BBVA also ranked as one of the best in its peer group in Europe. Furthermore, BBVA has been able to deliver its robust growth rate while maintaining prudent risk management in 2006: its non-performing loans ratio declined to 0.83% and its coverage ratio increased to 272.8%. As of December 31, 2006, BBVA’s core capital ratio was 6.2% and its BIS ratio remained stable at 12%.
BBVA applies a strategy designed to create value through profitable growth based on three basic pillars: Principles, Innovation, and Globalization. In 2006, BBVA has yet again set itself apart from its peers by successfully building on its strategy for excellence. With Compass’ help, we hope to continue on the path of success and look forward to your support as a shareholder as we begin on this exciting new venture and aim for more.

BBVA Highlights.
International Financial Reporting Standards 12.31.06($)(1) 12.31.06(€) 12.31.05(€) Chg. 06/05
Market Data Market capitalization (millions) 85,501 64,788 51,134 26.7% Number of shares (millions) 3,552 3,552 3,391 4.8% Share price 24.07 18.24 15.08 21 .0% Balance Sheet (millions) Total Assets 543,606 411,916 392,389 5.0% Lending (gross) 347,040 262,969 222,413 18.2% On-balance sheet customer funds 374,326 283,645 259,200 9.4% Other customer funds 187,482 142,064 142,707 -0.5% Total customer funds 561 ,808 425,709 401 ,907 5.9% Equity 29,453 22,318 17,302 29.0% Shareholders’ funds 24,032 18,210 13,036 39.7% Income Statement (millions) Net interest income 1 1 ,051 8,374 7,208 16.2% — Income by equity method 406 308 121 153.2% — Net fee income 5,721 4,335 3,940 10.0% — Income from insurance activities 858 650 487 33.6% Core revenues 18,036 13,667 1 1 ,756 16.3% Ordinary revenues 20,721 15,701 13,024 20.6% Operating profit 1 1 ,723 8,883 6,823 30.2% Pre-tax profit 9,277 7,030 5,592 25.7% Net attributable profit (net income) 6,250 4,736 3,806 24.4% Significant Ratios (%) Operating profit/average total assets 2.24 2.24 1.87 ROE (net attributable profit/average equity) 37.6 37.6 37.0 ROA (net profit/average total assets) 1.26 1.26 1.12 Efficiency ratio 42.6 42.6 46.7 Non performing loan ratio 0.83 0.83 0.94 Non performing loan coverage ratio 272.8 272.8 252.5 Earnings per share (EPS) 1.83 1.39 1.12 23.9% Book value per share 6.77 5.13 3.84 33.6% PER (price/earnings ratio; times) 18.07 13.7 13.4 2.2% P/BV (price/book value; times) 4.75 3.6 3.9 -7.7%

BBVA, a world class bank.
> #eu# 412 billion in total assets, (U.S. Dollar 544 billion), offering a full range of financial products and services.
> Leading positions in Spain and Latin America.
> Building a leading franchise in the ‘Sun Belt’ region of the United States.
> International platform with 7,585 branches and 98,553 employees worldwide.
> Profitable and efficient retail banking franchise, with excellent asset quality.
> management committed to capital discipline and shareholder value creation.
BBVA’s history starts in 1857 with the creation of Banco de Bilbao which merged in 1988 with Banco de Vizcaya (established in 1901). BBV later merged with Argentaria in January 2000, creating BBVA. The successful integration of the banks contributed to BBVA being chosen World’s Best Bank by Forbes in 2000. But the success of BBVA did not end with the consolidation process of the Spanish banking industry, it was the beginning.
BBVA’s international activities are already more than one hundred years old. Banco de Bilbao opened a branch in Paris in 1902 and in London in 1918. Since then, BBVA has pursued an international expansion strategy with great success, creating value for its shareholders by seeking opportunities in areas that offered superior growth prospects.
The map above illustrates BBVA’s steps in building a strong franchise in Latin America beginning in 1995. Since then, BBVA has made many important strategic decisions in the area. BBVA’s quarterly results and the value it has created for its shareholders are proof of the success of BBVA’s international vision, built on an expansion strategy which leverages BBVA’s core skills: ability to run networks, risk management, and cost control.
BBVA’s success has been widely recognized. In 2004 BBVA was chosen Best Bank in Spain and Latin America, by The Banker. In 2005, BBVA’s Chairman and CEO, Francisco Gonzalez, was chosen Banker of the Year by Retail Banker International, and its President and COO, Jose Ignacio Goirigolzarri, was chosen Finance Executive of the Year by Latin Trade. In 2006, BBVA was chosen Best Bank in Peru and Venezuela, Best Retail Online Bank in Spain and Peru and Best Wholesale Online Bank in Chile, Colombia, and Venezuela by Global Finance.
As BBVA expands in the United States and Asia, the benefits of its size, strong capital base, financial structure and geographical diversification of its business and risks will work to creating greater profit potential and shareholder value.

BBVA

Key elements of BBVA's performance: growth drivers.

Spain: a long favorable business cycle

The Spanish economy has enjoyed continuous growth since 1994, averaging 3.51% GDP growth versus the EU average of 2.21%.

GDP growth (%)


5,00
4,00
3,00
2,00
1,00
0,00
94 95 96 97 98 99 00 01 02 03 04 05 06 07(e) 08(e)

(e) Estimated
Source: Bank of Spain and BBVA Economic Research

Key supporting factors:

> Entry into the European Economic Union.
> Approximately 6 million jobs created in the period 1994 - 2005.
> Favorable demographics.

The development of banking, the great opportunity of Latin America…

> Less than a third of the population of Latin America has a bank loan or bank account.
> Ratio of loans to GDP still at very low levels.

…a region with macroeconomic and political stability and increasingly better prospects:

> Political environment marked by stability and continuation of sound economic policies.
> Attractive demographics, with a very young population base.
> Decoupling of the political and economic cycles.

…where BBVA has a unique franchise.

> With a tested and uniform management model
> A global group with a multi-domestic approach.

BBVA's market share	Deposits	Loans	Pensions
Mexico	27.1%	30.0%	16.9%
Argentina	10.0%	8.1%	18.7%
Chile	8.0%	8.1%	31.1%
Colombia	11.4%	10.8%	16.4%
Peru	24.6%	27.2%	26.2%
Venezuela	10.3%	11.7%	-

Source: Authorized regulator for each country. Data as of 12.31.06

BBVA ranks first in Mexico in combined share of financial services and second in South America by deposits (excluding Brazil).

Innovation and Transformation

BBVA is committed to innovation as a core component of growth and differentiation. One of our main areas of focus for innovation is "accessibility": developing new means for accessing customers, through distribution channels, products, new business models, and delivering sophisticated financial products to a wider customer base.

At the end of 2005, BBVA launched a transformation plan to further improve the organization's leadership in efficiency and productivity. One of the key projects of this plan has been the reorganization of the distribution networks in Spain, streamlining the middle and top levels of the networks, while increasing commercial resources and empowerment at the branch level.

Expansion

BBVA's expansion strategy has been to position the bank in markets that offer superior growth prospects. BBVA seeks to leverage this strategy with its competitive advantages by applying its core skills to an existing franchise.

Non organic acquisitions must have strategic fit and be financially sound, with a strict requirement of adding shareholder value. BBVA has an excellent track record in its acquisitions. The growth and profitability of its Latin American operations are clear examples of the focus and anticipation of BBVA.

Looking to the future, BBVA has already taken important steps to diversify its geographical exposure in high growth markets around the world, particularly in the 'Sun Belt' region of the U.S. and in Asia.

4

A focused strategy to build a leading franchise in the most attractive U.S. markets.
BBVA began its expansion strategy in the United States in 2004 with the acquisition of Valley Bank in California to develop basic banking and remittance services. In 2005 and 2006, BBVA acquired Laredo National Bank, Texas State Bank and State National Bank in Texas and New Mexico to take advantage of business opportunities in retail and commercial banking that existed by having a
If BBVA USA and Compass combine (Pro forma): > $47 Billion in assets. > $32 Billion in loans. > $33 Billion in deposits. > 622 branches in 7 states. > Serving a potencial market of more than a 100 million people.
Why Compass?
> It offers complementary markets and products, that fit with BBVA USA. > It strengthens BBVA’s position in the U.S. while contributing management capabilities and expertise to BBVA USA.
> It develops BBVA’s strategy of becoming a more global financial group, while adding geographical diversification to BBVA’s earnings.
BBVA is committed to further develop Compass’ existing business by combining Compass with BBVA USA and offering the support and resources of a larger international institution.
If the transaction between BBVA and Compass is completed successfully, the combined entity will become the largest regional bank in the ‘Sun Belt’ region, and will represent a significant proportion of BBVA’s profits while offering BBVA greater diversification of its earnings.

BBVA
Investment Highlights.
BBVA, a world class bank.
> A market capitalization of 64.8 billion euros (85.5 billion U.S. dollars).
> A unique exposure to markets with superior growth opportunities.
> A better set of fundamentals than its peers in terms of efficiency, profitability and asset quality.
> A proven business model which leverages core skills: ability to run networks, risk management and cost control.
> A client-oriented retail and corporate strategy, with an emphasis on cross-selling and productivity.
> A commitment to employee welfare and education.
> A disciplined management style.
> An attractive shareholder remuneration.
> A diversification opportunity for U.S. investors.

American Depositary Shares. What are ADSs? American Depositary Shares (ADSs) are securities issued by a U.S. commercial bank (referred to as a “depositary bank”) that represent an established number of shares of a non-U.S. company’s equity. ADSs trade, settle and clear in the same manner as other U.S. securities.
What are the Benefits of Investing in ADSs? As of December 2006, approximately 1,984 ADS programs from companies around the world were available to investors. As a result, ADSs provide investors with the opportunity to diversify their portfolio by investing in international companies. In addition, ADSs are:
> Easy to Trade - ADSs are quoted in U.S. dollars anc trade in the open market similar to other U.S. securities. Moreover, you can buy and sell ADSs through full-service brokers or through discount or online brokers. ADSs can also be cancelled to receive the ordinary share in the home market.
> Easy to Hold - As with all U.S. securities, corporate action notifications and shareholder meeting materials are delivered to ADS investors in English. Additionally, all financial and legal documentation for listed programs is filed with the Securities and Exchange Commission (SEC).
> Dividends - ADS dividends and other cash distributions are paid in U.S. dollars at competitive foreign exchange rates. The depositary bank makes payments as efficiently as other cash distributions fo listed U.S. securities. ADS investors receive dividend payments through their existing brokerage arrangements or, for Registered Holders, by check issued directly from the depositary bank.
Contact Information
To learn more about ADSs please visit The Bank of
New York’s website at www.adrbny.com or contact:
The Bank of New York ADR Division
General Shareholder Inquiries 888-BNY-ADRS
To learn more about BBVA’s ADS program, please visit The Bank of New York’s website at www.adrbny.com and type the ticker symbol “BBV” under the DR Directory Guide or contact:
BBVA Investor Relations New York Office
Ricardo Marine 212-728-1660 E-mail: ricardo.marine@bbvany.com Website: http://inversores.bbva.com
BBVA
BBVA established a Level 3 ADS program in 1996, the highest standard available for ADS compliance with SEC regulations. The program has since grown to become one of the most liquid ADSs that trade on the New York Stock Exchange. BBVA complies with all applicable U.S. regulatory requirements under the Sarbanes Oxley Act and it files its required financial information with the SEC (http://www.sec.gov/edgar.shtml).

Forward-Looking Statements
This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the
“Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/ prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comision Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.
Participants in the Transaction
BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.